SingTel

07022770

29 March 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

RECEIVED
APR 1 8 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 200

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 19 March 2007 to 23 March 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
APR 2 4 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Mar-2007 12:42:32
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Press Release - Sale of Discounted SingTel Shares to be continued at post offices
Description	Attached is a Press Release issued by the CPF Board in relation to above.
Attachments:	PR22Mar07.pdf Total size = **54K** (2048K size limit recommended)

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CPF BOARD
PRESS RELEASE

22 MARCH 2007
FOR IMMEDIATE RELEASE

Sale of Discounted SingTel Shares to be continued at post offices

1. The CPF Board is pleased to announce that SingPost will continue with the service for the sale of Discounted SingTel Shares at all its post offices. This is in response to CPF members' feedback that this service continues to be useful. This service was earlier planned to be discontinued after 31 March 2007.

2. The current fees charged, at a flat rate of $17.95 (before SGX fees and GST) for each sale transaction, and the procedures for selling SingTel shares through SingPost will remain unchanged Any future change to the fees will be announced by SingPost.

3. About 43,000 members have sold their discounted SingTel shares at post offices in the past one month. The continuation of this service will make it more convenient and accessible for the 910,000 members who are still holding discounted SingTel shares, to sell their shares.

4. Members with enquiries can also call the CPF Call Centre 1800-227-1188 or SingPost's hotline at 1605 for enquiries on the sale procedures at post offices.

5. For media queries, please contact:

Hazel Tan (Ms)
Assistant Director (Public Affairs)
DID: 6229-3272
Mobile: 9784-7753
Email: hazel.tan@cpf.gov.sg

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, March 22, 2007 12:43 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, March 22, 2007 12:42:32 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00015
Submission Date & Time :: 22-Mar-2007 12:41:42
Broadcast Date & Time :: 22-Mar-2007 12:42:32
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/03/2007

TIME: 15:47:15

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sale of Discounted Shares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, March 22, 2007 12:47 PM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 438416.pdf

438416.pdf (73 KB)

ASX confirms the release to the market of Doc ID: 438416 as follows:
Release Time: 22-Mar-2007 15:47:09
ASX Code: SGT
File Name: 438416.pdf
Your Announcement Title: Press Release on Sale of Discounted SingTel Shares

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Mar-2007 18:21:20
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Divestment of Shares in Arus Dimensi Sdn. Bhd.
Description	
Attachments:	356-sgx.pdf Total size = **51K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

DIVESTMENT OF SHARES IN ARUS DIMENSI SDN BHD

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, NCSI Holdings (Malaysia) Sdn. Bhd. ("NCSI"), has sold its entire 49 per cent. interest, comprising 245,000 ordinary shares, in Arus Dimensi Sdn. Bhd. ("Arus") for a total cash consideration of RM3 to the remaining shareholders of Arus. The net tangible liability of the shares of Arus, based on unaudited management accounts as at 30 November 2006, was approximately RM(2.95) per share. The consideration was arrived at on a willing-seller willing-buyer basis. The principal activity of Arus is the provision of IT services in Malaysia.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 21 March 2007

Ong Winn Nie

From: Lim Li Ching

Sent: Wednesday, March 21, 2007 6:21 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, March 21, 2007 6:21:20 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00087
Submission Date & Time :: 21-Mar-2007 18:20:42
Broadcast Date & Time :: 21-Mar-2007 18:21:20
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 22/03/2007

TIME: 08:29:55

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Divestment of Shares in Arus Dimensi Sdn Bhd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Thursday, March 22, 2007 5:30 AM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 438113.pdf

438113.pdf (69 KB)

ASX confirms the release to the market of Doc ID: 438113 as follows:
Release Time: 22-Mar-2007 08:29:52
ASX Code: SGT
File Name: 438113.pdf
Your Announcement Title: Divestment of Shares in Arus Dimensi Sdn Bhd

END